

January 10, 2011

Via Facsimile ((713) 546-5401) and U.S. Mail

Sean T. Wheeler, Esq.
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002

> **RE:** **Dynegy Inc.**
> **Revised Preliminary Proxy Statement filed January 4, 2011 by Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC, and Douglas A. Hirsch**
> **Soliciting Materials filed pursuant to Rule 14a-12 on December 20, 2010 by Seneca Capital International Master Fund, L.P. et. al.**
> **File No. 001-33443**

Dear Mr. Wheeler:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Revised Preliminary Proxy Statement

Cover Page

1.　Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements:

- that the Dynegy leadership engaged in "scorched-earth and liquidity scare tactics in defense of proposed sales [and] has lost necessary credibility to effectively steward the Company."
- that a scorched-earth campaign in pursuit of the Proposed Blackstone Merger was based on "direct threats of potential stock declines" (page 4);
- that Dynegy leadership "has been willing to subject the Company to well over $100 million in fees" (page 4);

- your statements that percentage of shares voted against the Proposed Blackstone Merger "was a referendum on Dynegy's leadership and scorched-earth predictions" (page 4);
- that Dynegy leadership's decision to effect a recess of the special stockholders' meeting to consider the Proposed Blackstone Merger was "virtually unprecedented" (page 4); and,
- your belief that "reverse stock splits cause greater selling pressure from short sellers and are a recipe for underperformance" (page 5).

Background of the Consent Solicitation, page 2

2.   Please provide support for your characterization of the Rights Plan as "exceptionally restrictive" (page 3).

Reasons for the Consent Solicitation, page 3

3.   Please clarify in the second paragraph of this section that your nominees would make up a minority of the board and would be unable to effect board action without support from other directors.

4.   Refer to the second paragraph on page 5. Please disclose whether you have any plans to optimize Dynegy's capital structure and cut costs to "unlock significant intrinsic value for Dynegy's stockholders."

5.   Please provide us a copy of the Credit Suisse report referenced on page 5.

Proposal 2, page 6

6.   We note your disclosure that Mr. Harrison is "[c]onsidered by investors to be one of the greatest value creating railroad CEOs in modern times" and that "while at Canadian National Railway, [he] rewarded investors with a total stockholder return . . ." Similarly, you disclose that Mr. Hunter "has driven compelling stockholder returns such that market expectations for current prices of the company's assets imply a two-to-three times return for US PowerGen founding investors." Please provide support for the first quoted clause and, with respect to the remaining two clauses, explain in your disclosure whether Mr. Harrison and Mr. Hunter were solely responsible for the results described, as you imply.

7.   Please revise this proposal to acknowledge the effect of the adoption of proposal 14 on the board composition.

Proposal 3, page 10

8.   Please disclose whether there have been any bylaw amendments since November 22, 2010.

Proposal 4, page 11

9.   We reissue prior comment 7 from our November 22, 2010 letter which sought additional disclosure of the effects of each of your precatory proposals. See additional comments in this letter illustrating the disclosure we are requesting.

10.   Please tell us, with a view toward revised disclosure, whether stockholders are allowed to direct the board or demand its members to take any action, as you propose in proposals 4 to 14.

11.   Please revise your disclosure to explain what you mean by referring to the possibility of the sale of Dynegy "in a stockholder-friendly manner."

Proposal 5, page 11

12.   Please revise your disclosure to explain why a review of strategies to optimize the company's debt structure would exclude "any equity or equity-linked securities issuances."

Proposal 6, page 12

13.   Please unbundle this proposal into two separate proposals: the evaluation of cost cutting opportunities and the public accounting of funds spent in the various extraordinary corporate actions described. Refer to Rule 14a-4(a)(3). Also, apply this comment to proposal 7 (2 proposals: review of management compensation and removal of the company's CEO), proposal 13 (3 proposals: resolution to limit bylaw amendments that would negate effect of adoption of proposal 2, resolution to maintain stockholders' ability to act by written consent and nomination of your nominees for reelection at the next annual meeting), and proposal 14 (2 proposals: resignation of incumbent directors and election of their successors).

14.   With a view towards revising the disclosure, please tell us whether Delaware law would permit a board of directors to "prevent" its stockholders from rejecting a proposal or adopting a proposal. If not, please revise your disclosure to explain.

Proposal 7, page 12

15.   Please explain or quantify what would be a "more appropriately sized and . . . sensitive to the deal price" change of control severance arrangement.

Proposal 9, page 13

16.   We note your disclosure that "Seneca Capital notes third-party market research commentary from Credit Suisse in a report titled "Split 'N Slide" dated July 1, 2008." Please describe the commentary.

17.   Please describe the effect of this proposal on the agreement with the Icahn Enterprises affiliates.

Proposal 10, page 14

18.   Please revise the first paragraph of this proposal to explain how the potential impact of any nominees elected pursuant to proposal 2 could be reduced.

Proposal 11, page 15

19.   Please clarify the last sentence of the proposal. Is your proposed restriction on which director may lead a special committee limited to special committees created pursuant to this proposal? If not, please unbundle the proposal.

20.   Please revise the proposal to state that the restriction referenced in our preceding comment would result in your nominees being the only members of the board eligible to lead a special committee. Also, clarify the effect of the proposal if it is adopted but your nominees are not elected to the board of directors.

21.   Revise the proposal to describe its effect if proposals 1, 2 and 14 are adopted.

Proposal 14, page 16

22.   Please tell us what consideration you have given to disclosing information about potential nominees in the event proposals 1, 2 and 14 are adopted. We note your November 24, 2010 press release that stated that Mr. Weyel and Mr. Stein "stand ready to serve on the Board should any positions become open or through a consent solicitation."

23.   Please describe the effect of this proposal on any credit agreements to which the company is subject.

Security Ownership of Certain Beneficial Owners and Management of Dynegy, page 23

24.   We note in footnote 9 that the Seneca entities and Mr. Hirsch disclaim its or his beneficial ownership "except to the extent of its or his pecuniary interest." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise. Also, delete the statement that "the filing of this Schedule 13D shall

not be deemed an admission of beneficial ownership of such shares for any purpose." The statement is inappropriate given your filing of the Schedule 13D.

Soliciting Materials

25.   We reissue comment 2 from our December 20, 2010 comment letter. It is unclear how disclosure in a November 5, 2010 investor presentation provides the necessary support for statements made in a press release on December 20, 2010.

Please direct any questions to me at (202) 551-3619 or to Peggy Kim, Special Counsel, at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions